04015239

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 16555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. L. Baker & Co., Incorporated (dba Baker & Co., Incorporated)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1940 East Sixth Street
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melissa Henahan (216) 696-0167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

27955 Clemens Road	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2004 WASH, D.C. 188

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa Henahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. L. Baker & Co., Incorporated (dba Baker & Co., Incorporated), as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP/COO/CFO

Title

Notary Public

CAROL J. DALTON
Notary Public, State of Ohio, Cuya. Cty.
My Commission Expires Oct. 23, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

D. L. Baker & Co., Incorporated
(d.b.a. Baker & Co., Incorporated)
Cleveland, Ohio

December 31, 2003

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditor's Report

D. L. Baker & Co., Incorporated
(d.b.a Baker & Co., Incorporated):

We have audited the accompanying statement of financial condition of D. L. Baker & Co., Incorporated, (d.b.a. Baker & Co., Incorporated) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of D. L. Baker & Co., Incorporated, as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

McCurdy + Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 29, 2004

D. L. Baker & Co., Incorporated
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 140,081
Restricted cash	63,999
Receivables from clearing broker and other broker-dealers	206,952
Securities owned, marketable, at market value	998,978
New York Stock Exchange membership, (market value of $1,500,000)	40,324
Furniture and equipment at cost, net of accumulated depreciation of $48,954	11,728
	$1,462,062

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 64,494
Commitments and Contingency	
Stockholders' equity:	
Common stock, without par value, authorized 500 shares, issued and outstanding 204 shares, at stated value	1,020
Additional paid-in capital	394,494
Retained earnings	1,002,054
	1,397,568
	$1,462,062

The accompanying notes are an integral part of these financial statements.

D. L. Baker & Co., Incorporated
Notes to Financial Statements
December 31, 2003

Note 1 – Organization and Operations

D. L. Baker & Co., Incorporated, (d.b.a. Baker & Co., Incorporated) referred to herein as the "Company", was incorporated on May 28, 1971 in the State of Ohio for the purpose of acting as a securities broker/dealer. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the New York Stock Exchange (NYSE), and the National Association of Securities Dealers (NASD).

Note 2 – Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of American requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Restricted Cash

The Company has $63,999 on deposit with its clearing brokers pursuant to its clearing agreements. Of this amount, $13,999 is on deposit with Pershing Investment Manager Services and $50,000 is on deposit with Wells Fargo Investments, LLC. At December 31, 2003 the Company was in the transition of switching to Wells Fargo as its exclusive clearing broker.

Cash and Cash Equivalents

The Company considers cash on deposit and money market funds to be cash equivalents. The funds are highly liquid and readily accessible by the Company.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Income Taxes

As of August 1, 1987, the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and is not subject to federal or state income taxes which are the responsibility of the stockholders.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commission receivables from clearing broker and other broker-dealers are recorded at the amount expected to be collected. Management reviews the collectibility of accounts receivable on a monthly basis. No allowance was deemed necessary at December 31, 2003.

Note 3 – Securities Owned, Marketable, at Market Value

Marketable securities are carried at market value. The resulting difference between cost and market value is included in trading gains-net. Security transactions are recorded on a trade-date basis. Realized gains or losses are calculated using the specific identification method. Investments at December 31, 2003 consist of the following:

	Cost	Market Value
Common stock	$732,379	$998,978
Total	$732,379	$998,978

Unrealized gain on investments of $266,599 is reported in the Statement of Income.

Note 4 - Net Capital Provision of Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum net capital requirement is $100,000 under the Securities and Exchange Commission Rule 15c3-1(a)(1). The Company falls under this rule as it intends to participate from time to time as an underwriter of unit trusts and position various securities to facilitate its retail activities. Net capital may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of $1,158,835 which was $1,058,835 in excess of the minimum requirements.

In addition to the minimum net capital provisions, Rule 15c3-1 requires the Company to maintain a ratio of aggregate indebtedness, as defined, to net capital of not more than 15 to 1. At December 31, 2003, the ratio was .06 to 1.

Note 5 – Exemption from Rule 15c3-3

The Company acts as an introducing broker or dealer, promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

Note 6 - Employee Benefit Plan

The Company has a qualified defined contribution profit-sharing plan for all employees who meet certain requirements as to age and length of service. Contributions are allocated as a percentage of eligible salaries. Annual contributions to the plan are at the discretion of the Board of Directors. The Board of Directors authorized contributions totaling $30,000 for 2003.

Note 7 – Commitments and Contingency

Leases:
The Company occupies and utilizes office space in Cleveland, Ohio and Sarasota, Florida. Terms of the lease of the Cleveland office is for five years, expiring July 1, 2004, with the option to renew this lease for one five-year renewal term. The current lease of the Sarasota office runs through December 31, 2004 with an option to renew for another three years. The Company also leases equipment on a month to month basis.

Rental expense for all operating leases, including month-to-month leases, amounted to $70,184 for the year ended December 31, 2003. Minimum commitments under operating leases as of December 31, 2003 are as follows:

Year	Operating Lease Commitments
2004	$46,160
2005	556

Clearing Agreement:
Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will have no material adverse effect on the financial position of the Company.

Note 8 – New York Stock Exchange Membership

The Company is a member of the New York Stock Exchange, Inc., and this membership is carried on the accompanying statement of financial condition at cost. The last contracted sale of a membership on the New York Stock Exchange, Inc. as of December 31, 2003, was $1,500,000.

The Company leases its New York Exchange membership under a contract with a Non Broker-Dealer. The contract, effective November 1, 1999, can be terminated by either party with a 60 day notice. During 2003, the Company recorded rental income of $234,017 associated to this lease arrangement. This amount is included in other income. This lessee is an employee of the Company and commission income earned by him is recorded in the Company's statement of income. Commission expense is also recorded in an amount equal to commission income less any expenses paid by Baker & Co. to operate the lessee's New York office.

Note 9 – Advertising Costs

Advertising and sales promotion costs are expensed as incurred. Advertising expense totaled $73,928 in 2003.